

June 14, 2013

<u>Via E-mail</u>

Mr. Gordon A. Baird
Chief Executive Officer
Independence Bancshares, Inc.
500 East Washington Street
Greenville, South Carolina 29601

Re: Independence Bancshares, Inc.
Amendment Number Two to Registration Statement on Form S-1
Filed June 6, 2013
File No. 333- 196476

Dear Mr. Baird:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Summary</u>
<u>The Company, page 1</u>

1. Please update the first paragraph to summarize results from the first quarter of 2013.

2. We note your response your response to comment two of our letter to you dated April 25, 2013. On page 2 you state that Independence discussed acquiring the Assests of MPIB on an "arms-length" basis in September 2012. However, in the preceding paragraph you state that Independence hired Mr. Baird as a consultant in 2012, please clarify this apparent inconsistency. Please also revise your disclosure to provide

factual support for your assertions that the payment model did not exist at the time that MPIB was founded, or clarify the statements as representing the opinion of management. Also, please expand your discussion to clarify if the business and payment model remains unique, in the opinion of management. Finally, discuss any intellectual property protection that MPIB has to protect its the business and payment model.

Risk Factors
We may issue additional shares of common stock…, page 25

3. Revise this risk factor, and its heading, to discuss not only the possibility of possible future capital raises, but Independence's specific plan to raise funds in order to pay the cash acquisition price for MPIB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel